SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 17, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Form 8-K/A is being filed to furnish the disclosure regarding the financial statements and pro forma financial information required by Item 9.01. The Form 8-K as originally filed is hereby restated by adding the information included in Items 2.01 and 9.01 below.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On April 17, 2015, the Company completed the Comcast Buyout. In connection with the Comcast Buyout, the Company paid approximately $211.1 million in cash at closing and issued to Comcast a senior unsecured promissory note in the aggregate principal amount of approximately $11.9 million (the "Comcast Note"). The purchase price was funded in part by net proceeds of Refinancing Transactions (which included a New Term Loan Facility that provided for a $350.0 million five-year term loan and new senior secured borrowings). In additon, pursuant to the Purchase Agreement, Comcast received a Note in the aggregate principal amount of approximately $11.9 million as partial consideration for the acquisition of its membership interests in the Comcast Buyout. The Company now owns a 99.6% interest in TV One.

The Company previously disclosed the Comcast Buyout and related definitive agreements in a Current Report on Form 8-K, filed on February 12, 2015 and the descriptions of such definitive agreements (including the related purchase agreement), are incorporated by reference into this Item 2.01.

This Form 8-K/A amends the Form 8-K filed April 23, 2015 to include the financial information required by Item 9.01 of Form 8-K. The information previously reported in the Form 8-K filed April 23, 2015 is hereby incorporated by reference into this Form 8-K/A.

Cautionary Information Regarding Forward-Looking Statements

This Current Report on Form 8-K/A contains forward-looking statements within the meaning of federal securities laws. Statements related to, among other things, the entry into the proposed ABL Facility constitute forward-looking statements. For a description of factors that may cause the Company's actual results, performance or expectations to differ from any forward-looking statements, please review the information under the heading "Risk Factors" included in Item 1A of the Company's 2014 Annual Report on Form 10-K and other documents of the Company's on file with or furnished to the Securities and Exchange Commission. Any forward-looking statements made in this Current Report on Form 8-K/A are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by the Company's forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(b) Pro Forma Financial Information

(d) Exhibits

Exhibit No.	Description
99.1	Unaudited proforma condensed consolidated balance sheet as of December 31, 2014 and unaudited proforma condensed statement of operations for the year ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

July 06, 2015

Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION INTRODUCTORY NOTE

On April 17, 2015, Radio One, Inc. completed the purchase of the membership interests of an affiliate of Comcast Corporation ("Comcast") in TV One. Upon completion of the Comcast Buyout, we owned approximately 99.6% percent of the membership interests of TV One giving effect to certain membership interests held by employees and subject to our CEO's TV One Award. The purchase price for the Comcast interest was based upon a $550.0 million enterprise valuation, subject to adjustment as provided in the Purchase Agreement. As Comcast's interest in TV One was approximately 47.5%, the effective purchase price was approximately $227.0 million. Completion of the Comcast Buyout is subject to customary closing conditions. Pursuant to the Purchase Agreement, Comcast received a Note in the aggregate principal amount of approximately $11.9 million as partial consideration for the acquisition of its membership interests in the Comcast Buyout.

On February 25, 2011, TV One completed a privately placed debt offering of $119 million (the "Redemption Financing"). The Redemption Financing is structured as senior secured notes bearing a 10% coupon and due in 2016. Subsequently, on February 28, 2011, TV One utilized $82.4 million of the Redemption Financing to repurchase 15.4% of its outstanding membership interests from certain of its financial investors and 2.0% of its outstanding membership interests held by TV One management (representing approximately 50% of interests held by management). Beginning on April 14, 2011, the Company began to account for TV One on a consolidated basis after having executed an amendment to the TV One operating agreement with the remaining members of TV One concerning certain governance issues. The Company's purchase price allocation consisted of approximately $61.2 million to current assets, $39.0 million to launch assets, $2.4 million to fixed assets, $204.1 million to indefinite-lived intangibles (goodwill and TV One brand), $287.3 million to definite-lived intangibles (content assets, acquired advertising contracts, advertiser relationships, affiliation agreements, etc.), $225.7 million to liabilities (including the $119.0 million in debt discussed above) and $203.0 million in noncontrolling interests. In accordance with accounting standards applicable to business combinations, the Company recorded the assets and liabilities of TV One at fair value as of April 14, 2011. Finally, on April 25, 2011, TV One utilized the balance of the Redemption Financing to repurchase 12.4% of its outstanding membership interests from DIRECTV. These redemptions by TV One increased Radio One's ownership interest in TV One from 36.8% to approximately 50.9% as of April 25, 2011. Subsequent to April 2011, our ownership in TV One increased to approximately 52.1% after a redemption of certain management interests.

The unaudited pro forma condensed balance sheet of Radio One, Inc. gives effect to the transaction as if it occurred on December 31, 2014. The unaudited pro forma condensed statement of operations for the year ended December 31, 2014 give effect to the transaction as if it had occurred on January 1, 2014.

The pro forma purchase adjustments are based on available information and certain assumptions made by Radio One, Inc.'s management and may be revised as additional information becomes available. The unaudited pro forma condensed financial information is not intended to represent what Radio One, Inc.'s financial position was or results of operations would have been if the purchase had occurred on those dates or to project Radio One, Inc.'s financial position or results of operations for any future period. The unaudited pro forma condensed financial results may not be comparable to, or indicative of, future performance.

The pro forma adjustments are based upon information and assumptions available at the time of the filing of this Form 8-K/A. The unaudited pro forma statements do not reflect synergies, if any, expected from the combination of the two entities. The unaudited pro forma condensed financial statements and the accompanying notes thereto should be read in conjunction with and are qualified by the historical financial statements and notes thereto of Radio One, Inc. Radio One, Inc's historical financial statements are included in Radio One, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014

There can be no assurance that Radio One, Inc. will be successful in its efforts to integrate the operations of the companies.

Radio One, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2014
(dollars in thousands)

Current Assets:		Historical Radio One		Pro Forma Adjustments		Pro Forma
Cash and cash equivalents	$	67,781	$	(24,521) (a)	$	43,260
Short-term investments		2,094				2,094
Trade accounts receivable, net of allowance for doubtful accounts		96,426				96,426
Prepaid expenses		6,910				6,910
Current portion of content assets		25,615				25,615
Other current assets		3,091				3,091
Total current assets		201,917		(24,521)		177,396
Property and equipment, net		30,977				30,977
Content assets, net		42,715				42,715
Launch assets, net		2,640				2,640
Goodwill		275,355				275,355
Radio broadcasting licenses		666,797				666,797
Other intangible assets, net		174,512		16,331 (b)		190,843
Other assets		3,642				3,642
Total assets	$	1,398,555	$	(8,190)	$	1,390,365
Liabilities, redeemable noncontrolling interests and equity						
Current Liabilities:						
Accounts payable	$	6,602	$		$	6,602
Accrued interest		12,226				12,226
Accrued compensation and related benefits		8,729				8,729
Current portion of content payable		15,043				15,043
Other current liabilities		16,124				16,124
Current portion of long-term debt		3,829		(329)		3,500
Total current liabilities		62,553		(329)		62,224
Long-term debt, net of current portion and original issue discount		816,476		226,851 (c)(d)(e)		1,043,327
Content payables, net of current portion		14,579				14,579
Other long-term liabilities		21,076				21,076
Deferred tax liabilities, net		252,463				252,463
Total liabilities	$	1,167,147	$	226,522	$	1,393,669
Redeemable Noncontrolling interest		10,836				10,836
Stockholders' Equity:						
Convertible Preferred stock	$	—	$		$	—
Common stock − Classes A, B, C and D		50				50
Accumulated other comprehensive loss		(115)				(115)
Additional paid-in capital		1,006,635		(26,058)		980,577
Accumulated deficit		(987,672)		(7,712)		(995,384)
Total stockholders' equity (deficit)	$	18,898	$	(33,770)	$	(14,872)
Noncontrolling interest		201,674		(200,942) (f)		732
Total equity (deficit)		220,572		(234,712)		(14,140)
Total liabilities, redeemable noncontrolling interests and equity	$	1,398,555	$	(8,190)	$	1,390,365

See accompanying notes to the unaudited pro forma condensed consolidated balance sheet.

Radio One, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2014
(dollars in thousands)

	Historical Radio One		Pro Forma Adjustments			Pro Forma	
Consolidated Statement of Operations Data:							
Net revenue	$	441,387	$	8,453	(a)	$	449,840
Operating expenses:							
Programming and technical		141,689					141,689
Selling, general and administrative, including stock-based compensation		142,454					142,454
Corporate selling, general and administrative, including stock-based compensation		43,257					43,257
Depreciation and amortization		36,822					36,822
Total operating expenses		364,222					364,222
Operating income		77,165		8,453			85,618
Interest income		366					366
Interest expense		79,810		4,011	(b)		83,821
Loss on retirement of debt		5,679		11,377	(c)		17,056
Other income, net		(32)					(32)
Loss before provision for income taxes and noncontrolling interest in income of subsidiaries		(7,926)		(6,935)			(14,861)
Provision for income taxes		34,814					34,814
Loss from continuing operations	$	(42,740)	$	(6,935)		$	(49,675)
Net income attributable to noncontrolling interests		19,930		(19,048)	(d)		882
Consolidated net loss attributable to common stockholders	$	(62,670)	$	12,113		$	(50,557)

See accompanying notes to the unaudited pro forma condensed consolidated statements of operations.

RADIO ONE, INC.
NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Description of the Transactions.

Set forth below is a brief summary of the transactions contemplated by these pro forma financial statements.

Comcast Buyout

On April 17, 2015, Radio One, Inc. completed the purchase of the membership interests of an affiliate of Comcast Corporation ("Comcast") in TV One. Upon completion of the Comcast Buyout, we owned approximately 99.6% percent of the membership interests of TV One giving effect to certain membership interests held by employees and subject to our CEO's TV One Award. The purchase price for the Comcast interest was based upon a $550.0 million enterprise valuation, subject to adjustment as provided in the Purchase Agreement. As Comcast's interest in TV One was approximately 47.5%, the effective purchase price was approximately $227.0 million. Completion of the Comcast Buyout is subject to customary closing conditions. Pursuant to the Purchase Agreement, Comcast received a Note in the aggregate principal amount of approximately $11.9 million as partial consideration for the acquisition of its membership interests in the Comcast Buyout.

Simultaneously upon execution of the Purchase Agreement, Comcast Cable Communication, LLC (an affiliate of Comcast) and TV One also entered into the Affiliation Agreement, which provides a multi-year extension of their previous affiliation agreement regarding the distribution of the television programming service of TV One.

Financing Transactions

This offering was part of our comprehensive financing plan to raise sufficient proceeds to complete the Comcast Buyout and to refinance our Existing Credit Facility and the TV One Notes. Our Existing Credit Facility consisted of a $386.0 million senior bank term loan that matures on March 31, 2016, and a $25.0 million revolving credit facility that matures on March 31, 2015. As of December 31, 2014, we had approximately $366.3 million (net of unamortized original issue discount of $2.2 million) of outstanding term loan borrowings under the Existing Credit Facility and approximately $24.0 million of borrowing capacity under the revolving credit facility after adjusting for outstanding letters of credit. In connection with the completion of this offering, we entered into the New Term Loan Facility that will provide for a $350.0 million five-year term loan. In addition to the new senior secured borrowings outstanding at the completion of the Refinancing Transactions, we are seeking a new $25.0 million ABL Facility. Borrowings under this new ABL Facility would be available to fund working capital and other general corporate purposes. We cannot provide any assurances that we will be able to obtain such a facility on terms we consider acceptable or that we will enter into such an ABL Facility.

Note 2 – Pro Forma Adjustments

Pro Forma Balance Sheet Adjustments

(a) Reflects the use of approximately $24.5 million of cash to fund the Comcast Buyout and Refinancing Transactions.

(b) Reflects the net increase in estimated debt issuance costs. Debt issuance costs consist primarily of investment banker fees, legal and professional fees in connection with the Refinancing Transactions.

(c) Reflects the use of borrowing proceeds to pay in full the historical outstanding borrowings under the Existing Credit Facility, which includes (i) term debt of approximately $368.5 million and (ii) revolving debt of approximately $0.0 million, and the TV One Notes.

(d) Reflects the net increase in long-term debt consisting of the receipt of borrowing proceeds of (i) approximately $350.0 million from the notes offered hereby and (ii) $350.0 million from the term loan under the New Term Loan Facility.

(e) Reflects the issuance of the Comcast Note in connection with the Comcast Buyout.

(f) Reflects the reduction of noncontrolling interest in TV One as a result of the Comcast Buyout.

Pro Forma Income Statement Adjustments

(a) Reflects the impact of the Affiliation Agreement.

(b) Reflects the additional interest expense arising from borrowings under the notes offered hereby, the New Term Loan Facility and the Comcast Note.

(c) Reflects the elimination of the Company's historical other expenses related to old debt issuance costs.

(d) Reflects the decrease of net income attributable to noncontrolling interests due to the Comcast Buyout.